Via EDGAR and Express Delivery
November 19, 2008
John Reynolds
Assistant Director for Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
100 First Street, N.E.
Washington D.C. 20549

Re:	U.S. Physical Therapy, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 and Filed March 12, 2008 Schedule 14A Filed April 17, 2008 File No. 001-11151
Dear Mr. Reynolds:
In response to your letter dated November 5, 2008 to U.S. Physical Therapy, Inc. (the “Company”) relating to the referenced Form 10-K and Schedule 14A, we have provided our response to each comment below. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced and noted as such.
Schedule 14A filed April 17, 2008
Compensation Discussion and Analysis, page 12
Compensation Philosophy and Objectives, page 13
Staff Comment 1
You have not provided quantitative disclosure of all of the terms of the necessary targets to be achieved for your named executive officers to earn increases in annual cash incentive awards. In future filings please disclose the specific performance targets used to determine incentive amounts, or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402 (b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.
Response to Comment 1
          As disclosed in our Schedule 14A filed on March 14, 2008, for 2007, the Participants (as defined in Schedule 14A filed on April 17, 2008) were eligible to earn up to 50% of the Participant base salary dependent upon the Company achieving certain levels of growth in net earnings from continuing operations over the 2006 Fiscal Year. The 2006 Fiscal Year net earnings from continuing operations was $8,193,000 as disclosed on our Consolidated Statement of Net Income included in Form 10-K filed on March 12, 2008. In order to receive the Objective Portion of Bonus Calculation for 2007, net earnings from continuing operations (exclusive of earnings from the 2007 acquisition) were required to be greater than $8,602,649. For 2007, this criteria was not satisfied, and thus, all cash bonus award payments made to the

Participants were based upon a subjective determination of the Compensation Committee as described below.
          The remaining 50% of the Participants cash bonus award is based upon a subjective determination of the Compensation Committee. The Compensation Committee utilizes certain performance criteria as listed in our Schedule 14A filed on March 14, 2008. The Compensation Committee generally does not consider it practicable to, nor does it generally attempt to, quantify, rank or otherwise assign relative weights to the specific performance criteria it considers in reaching its decision. In considering these performance criteria, the individual members of the Compensation Committee may have given different weights to different performance criteria. The performance criteria are not intended to be rigid or formulaic but rather serve as a framework under which the Compensation Committee reviews the total compensation and performance of the Participants to determine what incentive amount is appropriate for any specific year.
          For 2008, the target levels were changed by the Compensation Committee to diluted earnings per share for the Objective Portion of Bonus Calculation. For 2008, the Participants are eligible to earn up to 50% of their respective base salary dependent upon the Company achieving certain levels of diluted earnings per share. In our next Schedule 14A, we will disclose the diluted earnings per share range used to determine the cash bonus awards. In addition, the Participants can earn up to 50% of their respective base salary based upon a subjective determination of the Compensation Committee as described above.
Staff Comment 2
It is unclear why the annual cash incentive compensation was not included in the non-equity incentive compensation column of the summary compensation table and in the grants of plan based awards table. In future filings please revise, or explain supplementally.
Response to Comment 2
          In future filings, the annual cash incentive compensation pursuant to the approved 2007 Executive Officer Incentive Plan (as defined in Schedule 14A filed on April 17, 2008) will be included in the non-equity incentive compensation column of the summary compensation table and in the grants of plan based awards table. Any amounts paid in 2007 will be moved to the appropriate column.
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s consolidated financial statements;

•	Staff comments or changes in disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Lawrance McAfee
Lawrance McAfee
Chief Financial Officer

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